June 28, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

RE:	SkyTerra Communications, Inc.

Form 10-k for the fiscal year ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the quarter ended March 31, 2007

File No. 0-13865

Dear Mr. Spirgel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced filings of SkyTerra Communications, Inc. (the “Company”), given in the letter dated June 14, 2007.

On behalf of the Company, I am writing to respond to the comments. The italicized and numbered paragraphs and headings below are taken from your comment letter, and our response to each such comment follows in plain text.

Annual Report filed on Form 10-K for the year ended December 31, 2006

Note 3 – MSV Exchange Transactions, Page F-7

1.	Addressing each of the factors in paragraph 17 of SFAS 141, please provide us a detailed analysis supporting the appropriateness of accounting for the MSV Exchange Transactions as a reverse acquisition

MSV Exchange Transaction Background

On September 26, 2006, SkyTerra Communications, Inc. (“SkyTerra” or the “Company”) along with other limited partners of Mobile Satellite Ventures LP (“MSV”) closed the initial stage (the “Initial Closing”) of a transaction intended to exchange the MSV interests held by participating limited partners for the Company’s common shares. SkyTerra issued 39.6 million

Larry Spirgel	June 28, 2007

shares of its common stock to the other MSV limited partners in this Initial Closing. In exchange, SkyTerra received approximately 14.2 million limited partnership interests of MSV.

The 29.1 million SkyTerra common shares issued to Motient Corporation (“Motient”) at the Initial Closing were non-voting shares of SkyTerra common stock, whereas the remaining 10.5 million shares issued to the other limited partners in the Initial Closing were voting shares. Under the terms of the agreement with Motient, Motient is required to use “commercially reasonable efforts” to distribute approximately 25.5 million shares of the SkyTerra common stock that it received to its common shareholders as soon as practicable following the Initial Closing (the “Motient Dividend”). Upon completion of the Motient Dividend, the non-voting shares distributed to Motient shareholders will convert into voting shares. Following the Motient Dividend, Motient would retain 3.6 million non-voting shares of SkyTerra common stock.

Motient also received the right to exchange (the “Motient Option”), its remaining 6.7 million limited partnership interests in MSV (non-voting) for approximately 18.9 million shares of SkyTerra’s non-voting common stock, which is exercisable through September 2011 (the “Final Closing”). To the extent that, subsequent to the Final Closing, Motient either distributes or otherwise sells its shares of SkyTerra non-voting common stock, such shares will convert to voting shares. If Motient has not exchanged its remaining MSV interests by September 2011, such remaining interests will be exchanged for shares of non-voting common stock of SkyTerra on May 6, 2021 at an exchange ratio reflecting the then fair value of such interests and SkyTerra common stock.

In evaluating the acquisition and determining the accounting acquirer, we considered the following factors as prescribed in paragraph 17 of SFAS No. 141:

Voting Rights

The combining company whose shareholders as a group retained or received the larger portion of the voting rights in the combined company would generally be considered the acquirer. Subsequent to the Initial Closing and Motient Dividend, the former MSV partners would hold a majority of the voting rights in the combined company relative to the voting rights of the SkyTerra shareholder group. With respect to the relative voting rights, our evaluation of the voting ownership by the former limited partners of MSV also considered the existence of options and other arrangements in our evaluation.

SkyTerra pre-exchange stockholders continued to own approximately 54% of the SkyTerra voting stock immediately following the Initial Closing (prior to the Motient Dividend). Motient, however, is contractually required to use “commercially reasonable efforts” to effect the Motient Dividend as soon as possible following the Initial Closing, which would increase the ownership of the outstanding voting shares of SkyTerra by former partners of MSV, as a group to approximately 59%.

Larry Spirgel	June 28, 2007

Furthermore, Motient also received the right to exchange its remaining 6.7 million limited partnership interests in MSV (non-voting) for approximately 18.9 million shares of SkyTerra’s non-voting common stock. To the extent that, subsequent to the Final Closing, Motient either distributes or otherwise sells its shares of SkyTerra non-voting common stock, such shares will convert to voting shares. If Motient were to exercise the Motient Option and distribute such shares, the former partners of MSV, as a group, will own approximately 70% of the voting common stock of SkyTerra.

Based on the contractual terms of the MSV Exchange Transactions that require the Motient Dividend to occur, and the resulting majority voting percentage held by the former partners of MSV following the Motient Dividend and the subsequent Final Closing, we believe that the voting rights of the combined company was an indicator that MSV was the accounting acquirer.

Minority Interests

The existence of a large minority interest, when no other owner or organized group of owners holds a large minority interest in the combined company, is an indicator of the acquiring company. Prior to the Motient Dividend, Motient (an MSV partner) would be the largest single shareholder; however, its interest in the combined company would be non-voting. As Motient is required to use “commercially reasonable efforts” to distribute the majority of the shares it receives from SkyTerra to its shareholders, the largest remaining minority interest would then be held by Apollo, a SkyTerra shareholder, which would hold approximately 30% and 27% of the voting stock of SkyTerra after the Initial Closing and Motient Dividend, respectively. A portion of Apollo’s SkyTerra shares are non-voting, and only convert to voting upon the issuance of additional SkyTerra voting securities. Therefore, a portion of Apollo’s non-voting shares will convert to voting shares upon the Motient Dividend. However, as Apollo’s minority interest does not approach 50%, we believe that this factor is less significant in determining the accounting acquirer than certain of the other factors described herein.

Board of Directors

The composition of the governing body of the combined company is also an indicator of the acquiring company. In our evaluation of this factor, we considered the election schedule of the Board of Directors and whether the ability to elect a majority of the Directors could change in the near term.

Prior to Initial Closing, SkyTerra’s Board of Directors had five members, three of whom were affiliated with Apollo, the largest shareholder (as described above). Each Director was elected by the common shareholders at the 2006 annual shareholder meeting. After the Initial Closing, Motient had the right to designate one additional Director, bringing the total to six. Therefore, the Directors of SkyTerra before the Initial Closing remained the majority

Larry Spirgel	June 28, 2007

of the Directors after the Initial Closing. Although this is an indicator that SkyTerra was the accounting acquirer, each Director must be re-elected by the common shareholders annually. As a result, the future composition of the Board of Directors will likely be impacted by the SkyTerra shareholder base following the Motient Dividend.

Senior Management

The management of the combined company consists primarily of the MSV management team and is an indicator of MSV as the acquiring company. When the MSV Exchange Transaction was initially agreed upon, SkyTerra had six employees, three of whom resigned prior to the Initial Closing. The SkyTerra CEO resigned in December 2006 and was replaced by the CEO of MSV. In December 2006, the CFO of MSV was appointed the CFO of SkyTerra, replacing the SkyTerra Principal Accounting Officer. The only remaining individual who was an employee of SkyTerra (and not an employee of MSV) is SkyTerra’s General Counsel. The operations of the combined company are those of MSV. The only significant non-MSV related asset held by SkyTerra is its investment in TerreStar Networks, Inc (“TerreStar”). Accordingly, we believe that the composition of the management of the combined company is a strong indicator that MSV was the accounting acquirer.

Share for Share Exchange

This factor was not applicable as MSV’s partnership units are not traded on an exchange.

Conclusion

We understand through our review of the guidance in SFAS No. 141, including the discussion in the Basis for Conclusions to SFAS No. 141, that all pertinent facts and circumstances should be considered and that, all else being equal, no one factor outweighs the others. In evaluating the transaction, we noted that certain factors support MSV and others support SkyTerra as the accounting acquirer. On balance, we believe that the relative strength of the voting rights and management control outweigh the potentially temporary composition of the Board of Directors and minority interest held by Apollo.

We determined that the relative strength of the two indicators in favor of SkyTerra: Apollo’s significant minority ownership interest and the SkyTerra-elected Directors comprising the majority of the Board of Directors through at least the next annual SkyTerra shareholder meeting, are not as persuasive as compared to the indicators in favor of MSV as the accounting acquirer.

In favor of concluding that MSV is the accounting acquirer, we considered that following the Motient Dividend, former MSV partners would hold approximately 59% of the voting stock of SkyTerra. This ownership may increase to approximately 70% following the Final Closing, if Motient distributes all of its shares. Furthermore, the management of MSV is leading the operations of the combined company. Based on the relative strength of these two factors, and the potential temporary nature of Board membership, we believe that MSV is the accounting acquirer.

Larry Spirgel	June 28, 2007

Furthermore, we believe that the financial statements prepared consistent with our conclusion, provide the most relevant presentation to investors in SkyTerra, as they provide the most complete historical information on MSV. Today, SkyTerra holds 95% of the economic interests in MSV, its sole operating subsidiary, and 100% of the voting interests.

2.	We note that the MSV Exchange Transaction resulted in Skyterra owning 52% of MSV on a fully diluted basis and 78% of MSV GP. Tell us what you mean “on a fully diluted basis.” Since you accounted for the MSV Exchange Transaction as a reverse acquisition, it is unclear to us why you consider Motient to be part of your minority interest.

As a result of the MSV Exchange Transaction, SkyTerra owned approximately 59% of the then current outstanding (undiluted) partnership units in MSV LP, approximately 52% on a fully-diluted basis and 78% (undiluted and diluted) of the shares of MSV GP, MSV’s corporate general partner. The fully diluted MSV LP ownership calculations take into consideration the number of MSV partnership units issuable to MSV unit option holders (employees) that would be considered common equity equivalents as determined using the treasury method. MSV GP (the corporate general partner) has no options or convertible securities outstanding. Accordingly, the fully diluted and the direct or “undiluted” calculations result in the same ownership percentages. Future filings will include disclosure of our current ownership of MSV LP as well as our fully diluted ownership.

As discussed in our response to Question 1 above, the MSV Exchange Transactions were accounted for as a reverse acquisition with MSV as the accounting acquirer and SkyTerra as the legal acquirer. The consolidated balance sheet of SkyTerra immediately following the MSV Exchange Transactions reflected 100% of the assets and liabilities of MSV. However, minority interest was then recorded to reflect the fact that a portion of the net assets of MSV were “owned” by the MSV minority owners and not by SkyTerra (the registrant) or its shareholders. As Motient did not exchange all of its interest in MSV in the Initial Closing, its remaining interests in MSV were considered to be a component of the minority interest subsequent to the MSV Exchange Transactions.

3.	Tell us the business rationale for issuing non-voting shares to both Motient and BCE in the MSV Exchange Transaction and the BCE Exchange Transaction, respectively. Since Motient and BCE (through TMI) were significant limited partners in MSV, tell us in detail the business rationale for the structure of the Exchange Transactions.

The business purpose of the MSV and BCE Exchange transactions that closed on September 25, 2006 and January 5, 2007 respectively, was to position both MSV and its former subsidiary, TerreStar, to more efficiently pursue the deployment of separate hybrid satellite and terrestrial based communications networks and engage in partnerships, or other arrangements with potential strategic partners in pursuit of that goal.

Larry Spirgel	June 28, 2007

Specific to that purpose, the partners and shareholders of MSV and TerreStar sought to:

(a)	Create two separate, widely-held public companies representing each of MSV and TerreStar. When implemented, Motient would be the publicly traded parent of its sole operating subsidiary TerreStar, and SkyTerra the public parent of MSV, its sole operating subsidiary.

(b)	Separate ownership and control of the respective public companies in advance of future potential competition between the businesses.

(c)	Utilize these public vehicles in the future to access to the public equity markets as part of the respective capital plans of the two businesses.

(d)	Balance current and future tax efficiency, including timing transactions based upon income tax considerations.

The Company’s rationale for offering non-voting shares to Motient in the MSV Exchange Transaction originated with the premise that MSV and TerreStar should be separate entities under separate control. Accordingly, when the Company sought to acquire Motient’s interests in MSV, as Motient controlled TerreStar, it was necessary that that transaction could not permit Motient to directly gain voting control of SkyTerra, which would have been the case at the time had voting common stock been issued to Motient in exchange for all of its MSV interests. Instead, since Motient intended to distribute the majority of the SkyTerra shares received in the Initial Closing to its shareholders, thereby facilitating a widely held share base for SkyTerra, Motient agreed to accept those non-voting shares provided they would convert to voting shares upon their distribution to Motient’s shareholders. To support that outcome, SkyTerra sought to have Motient use commercially reasonable efforts to accomplish the distribution.

The BCE Exchange transaction was negotiated separately from the MSV Exchange Transaction. However, as with the MSV Exchange, the parties desired to avoid unintended concentrations of voting interests. Because Motient had not yet distributed the SkyTerra shares it had received in the Initial Closing, the Motient shares were non-voting and therefore the total voting shares outstanding were limited. Had BCE received voting shares, it would have received a disparate voting interest in SkyTerra in relation to its interest in MSV. As such, BCE agreed to accept non-voting shares in SkyTerra, but in exchange retained board and committee membership at MSV GP.

Larry Spirgel	June 28, 2007

Quarterly Report filed on form 10-Q for the quarter ended March 31, 2007

Note 3 – Acquisitions

BCE Exchange Transaction, Page 11

4.	Tell us how you determined the fair value of the consideration exchanged.

Pursuant to EITF 99-12: Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, we determined the fair value of the consideration, the 22.7 million shares of SkyTerra common stock issued in exchange for BCE’s interests in MSV, based on the trading price for SkyTerra shares within a reasonable time before and after the October 6, 2006 date that the terms of the exchange transaction were agreed to and subsequently announced. Specifically, we used the average of the closing price for SkyTerra shares between the dates of October 5, 2006 and October 11, 2006 which resulted in a per share price of $14.07.

Motient Exchange Transaction, Page 11

5.	Tell us how you determined the fair value of the consideration exchanged on February 12, 2007.

Pursuant to EITF 99-12: Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, we determined the fair value of the consideration, the 14.4 million shares of SkyTerra common stock issued in exchange for a portion of Motient’s remaining interests in MSV, based on the trading price for SkyTerra shares within a reasonable time before and after the February 12, 2007 date on which Motient exercised its right to exchange a portion of its interests in MSV for shares of SkyTerra common stock, and the date the exercise was announced. Motient had obtained this right in connection with the MSV Exchange Transactions in September 2006, but did not exercise such right until February 2007. Specifically, we used the average of the closing price for SkyTerra shares between the dates of February 8, 2007 and February 14, 2007 which resulted in a per share price of $10.64.

Please contact the undersigned at (703) 390-2727 should you have any questions.

Very truly yours,

/s/ Scott Macleod
Scott Macleod, Executive Vice President and CFO

cc:	Ivette Leon (SEC Staff)

Paul Monsour (SEC Staff)

Robert Lewis (SkyTerra Communications, Inc)

Greg Fernicola (Skadden Arps Slate Meagher & Flom LLP)

Greg Kuykendall (Ernst & Young, LLP)